FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 2100 — 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

30/05	December 9, 2005
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SPECIAL MEETING OF SHAREHOLDERS
Vancouver, BC (December 9, 2005) - WEX Pharmaceuticals Inc. (“WEX” or “the Company”) announces that it has received two separate requisitions from different shareholders, each seeking to convene a special meeting of shareholders.
One requisition, received from Ms. Margaret Chow, seeks approval for resolutions to remove all of the existing directors of the Company, to fix the size of the Board at six and to elect six of Ms. Chow’s, as yet unidentified nominees, as directors.
The other requisition, received from Mr. A.J. Miller, seeks approval for resolutions to remove Ms. Donna Shum, Mr. Frank Shum and Mr. Kenneth Li as directors and to elect Mr. Miller as a director. Mr. Miller’s requisition also asks shareholders to vote on a resolution to create a royalty trust, as a defensive takeover mechanism.
Although there have been discussions among the Company and the respective shareholders to explore the possibilities of an agreed resolution to the restructuring of the Board, no agreement has yet been reached. Although such discussions may continue, in the circumstances, the Board has determined to call a special meeting of shareholders for 10:00 a.m. (Pacific Time) on Thursday, January 26, 2006 to enable shareholders to consider the two proposals for restructuring the Board.
Since receiving the requisitions, Dr. Howard Cohen, currently chair of the Company’s scientific advisory board, has joined the Board of Directors. Dr. Cohen, M.D. is Director of Dallas Mind/Body Medicine. He is certified by the American Board of Psychiatry and Neurology in Psychiatry (1991), Geriatric Psychiatry (1992), Addiction Psychiatry (1993) and Pain Medicine (2001). Dr. Cohen lectures at the University of Texas Southwestern Medical School and the University of Texas-Arlington Graduate School of Nursing in pain medicine and psychiatry. He has also published in the fields of pain medicine and addiction and has consulted for many major pharmaceutical companies and for NASA research projects.
Dr. Cohen replaces Dr. Gold, who has stepped down as a director, and will continue to serve the Company as a member of the scientific advisory board. “I continue to have great faith in the project and in Tetrodotoxin” said Dr. Phil Gold. “I feel it may be of great help to many of our patients suffering from both acute and, perhaps more importantly, chronic pain. The Company thanks Dr. Gold for his contribution as a director of the Company.”
The Company will be recommending in the information circular to be mailed to the Company’s shareholders in connection with the special meeting, that shareholders vote in favour of Mr. Miller’s proposal regarding the changes to the Board and against Ms. Chow’s proposal. The Board is continuing to review Mr. Miller’s proposal regarding the creation of a royalty trust.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat moderate to severe acute and chronic pain, symptom pain relief associated with addiction withdrawal from opioid abuse and medicines designed for local anaesthesia. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact, including without limitation statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 2100 — 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

01/06	January 13, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
NOTICE OF CHANGE OF VENUE FOR SPECIAL MEETING
Vancouver, BC (January 13, 2006) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the venue for the special meeting (the “Meeting”) of shareholders of WEX to be held on January 26, 2006, at the hour of 10:00 a.m. has changed. The Meeting will now be held at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, Canada.
The business to be transacted at the Meeting remains unchanged and is as set forth in the Corporation’s Notice of Meeting and Management Proxy Circular each dated December 20, 2005 previously delivered to shareholders. Management continues to recommend that shareholders vote for the removal of Donna Shum, Frank (Hay Kong) Shum and Kenneth Li (collectively, “the Dissenting Directors”) as directors and the replacement of those 3 with Benjamin Chen, Pierre Cantin and Arlyn Miller. The Dissenting Directors include two former members of management of the Corporation. Benjamin Chen, Pierre Cantin and Arlyn Miller, the three replacement director nominees set out in the Management Proxy Circular, are independent of management and will bring additional independence to the board and additional expertise and skills which will better assist the Corporation in moving forward.
Institutional Shareholder Services Canada Corp., an independent third party which provides services to institutional investors, has issued its position with respect to the items to be placed before the Meeting. Their release states, in part that: “The removal of the three directors and election of the three new directors are expected to result in a better functioning board. The Circular has provided bios of the three new director nominees. We believe they have the relevant skills and background to add value to the board. In view of the company’s poor performance and loss of shareholder value in the past few years, we support this proposal to enable the board to function more efficiently and allow the management to implement its new strategies going forward.”
The Management Proxy Circular is available on the Company’s website at www.wexpharma.com or can be obtained directly from the Company. For specific questions in regards to the Meeting please call Georgeson Shareholder, North American Toll Free 1-866-335-3037. For Chinese speaking please call 1-604-676-7900.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC. (the “Corporation”)

P R O X Y

Type of Meeting:	Special Meeting	Meeting Time:	10:00 a.m., Pacific Time
Meeting Date:	January 26, 2006	Meeting Location:	Hyatt Regency Hotel 655 Burrard Street, Vancouver, B.C.
This BLUE proxy is solicited by the Management of the Corporation.
The undersigned hereby appoints EDGE R. WANG, a Director of the Corporation, or failing him, DON R. EVANS, an Officer of the Corporation, or instead of either of them                                         , as Proxy of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with same power as if the undersigned were present at the Meeting or an adjournment thereof.
Resolutions (for full details of each item please see the Notice of Meeting and Management Proxy Circular which accompanied this proxy form).
The Proxy holder is hereby directed to vote on any poll as follows:
Management recommends voting FOR item 1
1.
To vote in respect of the removal of Frank (Hay Kong) Shum, Donna Shum and Kenneth Li as Directors of the Corporation and to fill the vacancies created by their removal with Benjamin Chen, Pierre Cantin and Arlyn Miller to hold office for the term expiring at the close of the next annual meeting of the Corporation:

FOR	☐ AGAINST	☐
Management makes no recommendation on item 2
2.	To vote in respect of the shareholder proposal to create a Royalty Trust if certain events occur:

FOR	☐ AGAINST	☐
The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy. If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.
The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this ___ day of , 2006.

	☐	☐

Signature

Title (if applicable)

Name:

Phone No.:	☐	☐

Your address shown will be registered as your present address. Please notify the Corporation of any change in your address.

NOTES

1.
This BLUE proxy form is not valid unless it is signed as it appears on the label and dated. If this BLUE proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by management. If someone other than the registered shareholder of the Corporation signs this BLUE proxy on the shareholders behalf, authorizing documentation acceptable to the Chairman of the Meeting must be deposited with this BLUE proxy form.

2.
Subject to the discretion of the chairman of the Meeting, to be effective, this BLUE proxy form must be received at the office of CIBC Mellon Trust Company, or the Corporation, by mail or by fax not later than 48 hours prior to the time of the Meeting. The following are the mailing address and facsimile number of CIBC Mellon Trust Company: Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 2X3, Facsimile No.: (604) 688-4301.

3.
If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the BLUE proxy form. You have the right to appoint another person, who need not be a shareholder of the corporation, to attend and act for you and on your behalf at the Meeting . If you wish to appoint another person, you may do so by crossing out the names of the management nominees and inserting your appointed proxyholder’s name in the space provided. Your appointed proxyholder will then have to attend the Meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

4.
The securities represented by this BLUE proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice on a resolution is specified by you, this BLUE proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote with respect to the removal of directors and the election of directors, but will abstain with respect to the shareholder proposal to create a royalty trust . With respect to any amendments or variations in any of the resolutions shown on the BLUE proxy form, or other matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

5.
If you have returned a BLUE proxy form and later decide to vote in person, you may do so by attending the Meeting. Please register your attendance with the corporation’s scrutineers at the Meeting and inform them that you have previously returned a BLUE proxy form.

6.
If the BLUE proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation’s common seal, the power of attorney or a director’s resolution, as the case may be, or a notarial copy thereof, must accompany the BLUE proxy form.

If you have any questions or need assistance completing this BLUE proxy, please call:
English — Georgeson Shareholder: North American — Toll Free 1-866-335-3037
Chinese — WEX Pharmaceuticals Inc. — 1-604-676-7900

January 12, 2006
To the Following Securities Commission(s):
BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission
To the Following Stock Exchange(s):
Toronto Stock Exchange
Dear Sirs:
Re: WEX Pharmaceuticals Inc.
The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 12th day of January, 2006.
However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.
A)	Notice of Venue Change

B)	Proxy
Yours truly,
CIBC MELLON TRUST COMPANY
“Gilda Brombal"
Client Services
/gb
CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.

WEX PHARMACEUTICALS INC.
Suite 2100 — 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

02/06	January 24, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
RESIGNATION FROM THE BOARD OF DIRECTORS
Vancouver, BC (January 24, 2006) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced that effective immediately Kenneth Jun Tao Li (formally known as Kenneth Hoi Kau Lee) has resigned from the Board of Directors.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
WEX Pharmaceuticals Inc.
2100 — 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1
(The “Company”)
Item 2. Date of Material Change
January 27, 2006
Item 3. News Release
The news release dated January 27, 2006 was disseminated in Vancouver via CCN Matthews.
Item 4. Summary of Material Change
On January 27 2006, WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced the results of its Special Meeting of Shareholders held on January 26, 2006.
Item 5. Description of Material Change
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the results of its Special Meeting of Shareholders held on January 26, 2006.
During the meeting Frank (Hay Kong) Shum and Donna Shum were removed as directors of the Company and Benjamin Chen, Pierre Cantin and A.J. Miller were elected as directors to replace Frank (Hay Kong) Shum and Donna Shum and to fill the vacancy which resulted from Kenneth Li’s resignation. The Shareholder’s proposal on the creation of a royalty trust was defeated.
A copy of the press release is attached hereto as Schedule “A”.
Item 6. Reliance on 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:
Trevor Sinclair
Interim Chief Financial Officer
(604) 683 8880
Item 9. Date of Report
January 30, 2006

WEX PHARMACEUTICALS INC.
By:	“Trevor Sinclair”
	Name:	Trevor Sinclair
	Title:	Interim Chief Financial Officer

“Schedule A”
WEX PHARMACEUTICALS INC.
Suite 2100 — 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

03/06	January 27, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SPECIAL SHAREHOLDERS MEETING UPDATE
Vancouver, BC (January 27, 2006) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the results of its Special Meeting of Shareholders held on January 26, 2006.
During the meeting Frank (Hay Kong) Shum and Donna Shum were removed as directors of the Company and Benjamin Chen, Pierre Cantin and A.J. Miller were elected as directors to replace Frank (Hay Kong) Shum and Donna Shum and to fill the vacancy which resulted from Kenneth Li’s resignation. The Shareholder’s proposal on the creation of a royalty trust was defeated.
Dr. Benjamin Chen received his academic training at the University of Wisconsin-Madison and Stanford University. Upon completing his postdoctoral training, he joined the biotechnology industry and, over the course of his career, has been an R&D executive with biotech and multinational pharmaceutical companies. Ben has built talented scientific teams around programs in Immunology, Genomics, Virology, Gene Therapy and Cell Biology, at Roche Diagnostics, Sentinel Biosciences, Progenesys and SyStemix—a Novartis Company, collectively. Ben played a key role in the IPO of the first biotech start-up that he joined and the acquisition of SyStemix and Sentinel Biosciences by Novartis and Roche Diagnostics. Through his involvement with biotech start-ups, multinational pharmaceutical companies and the merchant bank activities at the firm, Ben has accumulated experience in assessing technology, in transfer discovery into clinic, in raising venture investment and in establishing strategic partnerships between companies: biotech/biotech and biotech/Pharma. His current merchant bank activities expand beyond North America and reach Europe, the Asia-Pacific, and the Middle East.
Mr. Pierre Cantin, as a senior executive with a successful background in leading and completing profitable financial transactions, with a particular experience in venture capital, mergers and acquisitions and lending, has pro-actively sought and invested in some of the most well perceived biotechnology companies in therapeutic areas such as: age-related diseases, diabetes Type II, oncology, pain, virology. Currently Mr. Cantin is with CPC as a Strategic Consultant in Life Sciences and Venture Capital. Mr. Cantin served as Senior Partner of Biotechnology and Life Sciences of CDP Capital Technology Ventures from 2001-2004. Prior to 2001 he was Senior Vice President, Life Sciences, KPMG Corporate Finance. From 1994 to 1997 Mr. Cantin was Senior Account Manager, Life Sciences, Royal Bank of Canada. Mr. Pierre Cantin was awarded his M.B.A from HEC in 1993 and obtained his B.Ed from McGill University in 1981.

Mr. A.J. Miller joined Hamilton Brothers Oil Company in 1965 after being associated with Peat Marwick Mitchell & Co. in Denver from 1962-1965. Prior to 1991 he was Executive Vice President, Chief Financial Officer and Treasurer of Hamilton Oil Corporation. From 1991 to 1995 he was Senior Vice President and Treasurer of Hamilton Oil Company Inc., an indirect wholly owned subsidiary of The Broken Hill Proprietary Company Limited. Mr. Miller has been associated with The Hamilton Companies LLC, a private company that specializes in co-ventures which build up long-term value, since January 1995. Mr. Miller was also a Director of Tejas Gas Corporation in Houston, Texas, Lutheran Medical Center and Lutheran Medical Center Foundation in Wheat Ridge, Colorado and Exempla Healthcare in Denver, Colorado. He graduated from the University of Iowa in 1962 with a BBA degree.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 2100 — 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

03/06	January 27, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SPECIAL SHAREHOLDERS MEETING UPDATE
Vancouver, BC (January 27, 2006) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the results of its Special Meeting of Shareholders held on January 26, 2006.
During the meeting Frank (Hay Kong) Shum and Donna Shum were removed as directors of the Company and Benjamin Chen, Pierre Cantin and A.J. Miller were elected as directors to replace Frank (Hay Kong) Shum and Donna Shum and to fill the vacancy which resulted from Kenneth Li’s resignation. The Shareholder’s proposal on the creation of a royalty trust was defeated.
Dr. Benjamin Chen received his academic training at the University of Wisconsin-Madison and Stanford University. Upon completing his postdoctoral training, he joined the biotechnology industry and, over the course of his career, has been an R&D executive with biotech and multinational pharmaceutical companies. Ben has built talented scientific teams around programs in Immunology, Genomics, Virology, Gene Therapy and Cell Biology, at Roche Diagnostics, Sentinel Biosciences, Progenesys and SyStemix—a Novartis Company, collectively. Ben played a key role in the IPO of the first biotech start-up that he joined and the acquisition of SyStemix and Sentinel Biosciences by Novartis and Roche Diagnostics. Through his involvement with biotech start-ups, multinational pharmaceutical companies and the merchant bank activities at the firm, Ben has accumulated experience in assessing technology, in transfer discovery into clinic, in raising venture investment and in establishing strategic partnerships between companies: biotech/biotech and biotech/Pharma. His current merchant bank activities expand beyond North America and reach Europe, the Asia-Pacific, and the Middle East.
Mr. Pierre Cantin, as a senior executive with a successful background in leading and completing profitable financial transactions, with a particular experience in venture capital, mergers and acquisitions and lending, has pro-actively sought and invested in some of the most well perceived biotechnology companies in therapeutic areas such as: age-related diseases, diabetes Type II, oncology, pain, virology. Currently Mr. Cantin is with CPC as a Strategic Consultant in Life Sciences and Venture Capital. Mr. Cantin served as Senior Partner of Biotechnology and Life Sciences of CDP Capital Technology Ventures from 2001-2004. Prior to 2001 he was Senior Vice President, Life Sciences, KPMG Corporate Finance. From 1994 to 1997 Mr. Cantin was Senior Account Manager, Life Sciences, Royal Bank of Canada. Mr. Pierre Cantin was awarded his M.B.A from HEC in 1993 and obtained his B.Ed from McGill University in 1981.

Mr. A.J. Miller joined Hamilton Brothers Oil Company in 1965 after being associated with Peat Marwick Mitchell & Co. in Denver from 1962-1965. Prior to 1991 he was Executive Vice President, Chief Financial Officer and Treasurer of Hamilton Oil Corporation. From 1991 to 1995 he was Senior Vice President and Treasurer of Hamilton Oil Company Inc., an indirect wholly owned subsidiary of The Broken Hill Proprietary Company Limited. Mr. Miller has been associated with The Hamilton Companies LLC, a private company that specializes in co-ventures which build up long-term value, since January 1995. Mr. Miller was also a Director of Tejas Gas Corporation in Houston, Texas, Lutheran Medical Center and Lutheran Medical Center Foundation in Wheat Ridge, Colorado and Exempla Healthcare in Denver, Colorado. He graduated from the University of Iowa in 1962 with a BBA degree.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer